GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2012 and 2011

Expressed in Canadian Dollars
(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

June 30, 2012 and December 31, 2011 (Unaudited)

	June 30,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$28,675	$39,437
Marketable securities	80	80
Trade and other receivables (note 3)	17,893	14,076
Income taxes recoverable	255	374
Inventories (note 4)	5,380	4,591
Prepaid expenses, deposits and advances	3,823	1,732
	56,106	60,290
Non-current assets
Mineral properties, plant and equipment (note 5)	53,831	41,946
Intangible assets	780	708
	54,611	42,654
	$110,717	$102,944

Liabilities and shareholders’ equity

Current liabilities
Trade and other payables	$6,204	$6,350
Finance lease obligations	13	130
	6,217	6,480
Non-current liabilities
Reclamation and remediation provision	2,189	2,154
Deferred tax liability	3,939	1,824
	6,128	3,978
Shareholders’ equity
Share capital (note 6)	122,110	121,536
Reserves	6,740	6,465
Deficit	(30,478)	(35,515)
	98,372	92,486
	$110,717	$102,944

Nature of operations (note 1)
Commitments (note 9)
See accompanying notes to the condensed interim consolidated financial statements.

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Revenue	$14,439	$8,560	$28,064	$24,020
Cost of sales
Production costs	8,346	4,193	14,181	10,024
Amortization and depletion	2,303	416	3,760	1,432
Share-based payments	19	-	27	-
	10,668	4,609	17,968	11,456

Gross profit	3,771	3,951	10,096	12,564

General and administrative expenses
Administrative expenses	1,917	1,441	4,768	3,231
Amortization and depletion	36	32	69	58
Share-based payments	183	-	313	-
	2,136	1,473	5,150	3,289

Exploration and evaluation expenses	427	241	1,019	373

Income before the undernoted	1,208	2,237	3,927	8,902

Finance and other income (expense)
Interest income	103	107	276	161
Finance costs (note 7)	(9)	(24)	(19)	(291)
Foreign exchange gain (loss)	(772)	176	2,883	645
Other income (expense)	(58)	148	36	315
	(736)	407	3,176	830

Income before income taxes	472	2,644	7,103	9,732

Income tax expense
Current	-	(143)	-	(222)
Deferred	(118)	-	(2,066)	-
	(118)	(143)	(2,066)	(222)
Net income for the period	$354	$2,501	$5,037	$9,510

Other comprehensive income (loss), net of tax
Foreign currency translation	58	(798)	194	(498)
Change in fair value of available-for-sale financial assets	(24)	(28)	(7)	(106)
	34	(826)	187	(604)
Total comprehensive income for the period	$388	$1,675	$5,224	$8,906

Earnings per share (note 6(e))
Basic	$0.00	$0.02	$0.04	$0.08
Diluted	$0.00	$0.02	$0.04	$0.07

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

	Share Capital		Reserves
	Number		Share
	of		options	Foreign					Total
	shares		and	currency	Convertible	Fair			shareholders’
	(000’s)	Amount	warrants	translation	loan notes	value	Total	Deficit	equity
Balance at January 1, 2011	119,914	$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056
Warrants exercised	3,947	3,611	(59)	-	-	-	(59)	-	3,552
Share options exercised (note 6(c))	2,525	3,056	(1,142)	-	-	-	(1,142)	-	1,914
Extinguishment of convertible loan notes	1,800	4,050	1,809	-	(1,966)	-	(157)	-	3,893
Short form prospectus financing	5,750	22,116	384	-	-	-	384	-	22,500
Comprehensive income (loss)	-	-	-	(498)	-	(106)	(604)	9,510	8,906
Balance at June 30, 2011	133,936	$116,303	$10,462	$(4,294)	$-	$(139)	$6,029	$(37,511)	$84,821

Balance at January 1, 2012	137,409	$121,536	$10,749	$(4,148)	$-	$(136)	$6,465	$(35,515)	$92,486
Share options exercised (note 6(c))	182	574	(252)	-	-	-	(252)	-	322
Share-based payments	-	-	340	-	-	-	340	-	340
Comprehensive income (loss)	-	-	-	194	-	(7)	187	5,037	5,224
Balance at June 30, 2012	137,591	$122,110	$10,837	$(3,954)	$-	$(143)	$6,740	$(30,478)	$98,372

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net income for the period	$354	$2,501	$5,037	$9,510

Items not involving cash:
Amortization and depletion expense	2,339	448	3,829	1,490
Unrealized foreign exchange (gains) losses	862	103	(2,334)	95
Deferred income taxes	118	-	2,066	-
Accretion on reclamation and remediation provision	7	13	14	23
Share-based payments	202	-	340	-
Interest accretion on convertible loan notes (note 7)	-	-	-	239
Gain on disposal of mineral properties, plant and equipment	(7)	-	(22)	-
	3,875	3,065	8,930	11,357

Interest received	111	107	262	161
Interest paid	-	(11)	(3)	(29)
Income taxes paid	(282)	(438)	(534)	(484)

Net cash from operating activities before changes in non-cash working capital	3,704	2,723	8,655	11,005

Changes in non-cash working capital:
Trade and other receivables	(8,563)	2,661	(4,079)	(1,916)
Income taxes recoverable	145	(3)	119	(21)
Inventories	1,244	(3,096)	(611)	(3,871)
Prepaid expenses, deposits and advances	(941)	123	(2,091)	(875)
Trade and other payables	716	(737)	736	(2)
Current tax liability	-	498	-	593
Net cash from (used in) operating activities	(3,695)	2,169	2,729	4,913

Cash flows from investing activities:
Intangible assets	(26)	(298)	(226)	(343)
Mineral properties, plant and equipment	(7,808)	(4,740)	(13,880)	(8,994)
Proceeds from disposal of mineral properties, plant and equipment	69	-	86	-
Restricted cash	-	(9)	-	45
Net cash used in investing activities	(7,765)	(5,047)	(14,020)	(9,292)

Cash flows from financing activities:
Repayment of capital lease obligations	(63)	(74)	(117)	(210)
Repayment of promissory notes	-	(355)	-	(448)
Repayment of convertible loan notes	-	-	-	(61)
Proceeds from exercise of options (note 6(c))	-	522	322	1,914
Proceeds from exercise of warrants (note 6(d))	-	1,971	-	3,552
Issuance of shares for cash, net of issue costs	-	22,500	-	22,500
Net cash from (used in) financing activities	(63)	24,564	205	27,247

Effect of foreign currency translation on cash	(124)	(92)	324	(75)

Increase (decrease) in cash and cash equivalents	(11,647)	21,594	(10,762)	22,793
Cash and cash equivalents, beginning of period	40,322	15,166	39,437	13,967
Cash and cash equivalents, end of period	$28,675	$36,760	$28,675	$36,760

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the Toronto Stock Exchange under the symbol “GPR”. On February 8, 2011, the Company’s shares were listed on the NYSE Amex stock exchange in the United States under the trading symbol “GPL”. The NYSE Amex stock exchange was renamed to NYSE MKT on May 14, 2012. The address of the Company’s head office is 800 – 333 Seymour Street, Vancouver, British Columbia, Canada, V6B 5A6.

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. The Company wholly owns two producing mines, Topia and Guanajuato. In addition, the Company has a development stage property, San Ignacio, for which the Company has published a NI43-101 compliant resource estimate. The Company’s other mineral property interest, Santa Rosa, is in the exploration stage and it has not yet been determined as to whether this property contains ore reserves that are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2011. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of directors on August 9, 2012.

3.	Trade and other receivables

	June 30,	December 31,
	2012	2011
Trade accounts receivable	$14,275	$11,180
Value added tax receivable	3,663	2,902
Other	185	214
	18,123	14,296
Allowance for doubtful amounts	(230)	(220)
	$17,893	$14,076

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

4.	Inventories

	June 30,	December 31,
	2012	2011
Concentrate	$2,664	$2,748
Ore stockpile	311	115
Materials and supplies	2,304	1,503
Silver bullion	101	225
	$5,380	$4,591

The amount of inventory recognized as an expense for the three and six months ended June 30, 2012 and 2011 includes production costs, amortization and depletion and share-based payments directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the three months ended June 30, 2012 was $20 (three months ended June 30, 2011 - $nil).

5.	Mineral properties, plant and equipment

At June 30, 2012, the Company had mineral properties, plant and equipment assets of $53.8 million compared to $41.9 million at December 31, 2011. During the three and six months ended June 30, 2012, the Company invested $7,410 (three months ended June 30, 2011 - $5,452) and $13,535 (six months ended June 30, 2011 - $9,042), respectively, primarily in mine development, evaluation of mineral resources and purchase of capital assets at its Guanajuato and Topia mines. At June 30, 2012, the Company had mineral property, exploration and evaluation expenditures totalling $4,051 (December 31, 2011 - $2,761) for its San Ignacio property and $1,398 (December 31, 2011 - $1,459) for its Santa Rosa property with $nil accumulated depletion for each property. San Ignacio and Santa Rosa are not currently being depleted.

Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

Topia Mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

San Ignacio Project

San Ignacio was part of the Guanajuato mine purchased by the Company in 2005 and is included in Guanajuato’s mineral properties. Exploration and evaluation activities relating to San Ignacio commenced in 2010.

Santa Rosa Project

During 2011, the Company acquired rights to a new silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for $1,459, and is included in Guanajuato’s mineral properties.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

6.	Share capital

	(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of Class A preferred shares without par value, issuable in series.

Unlimited number of Class B preferred shares without par value, issuable in series.

	(b)	Issued and fully paid

Common shares: 137,590,919 (December 31, 2011 – 137,408,912)

Preferred shares: nil (2011 – nil)

	(c)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

The continuity of share options for the six months ended June 30, 2012 and 2011 are as follows:

		Balance						Balance
Exercise		December 31,						June 30,
Price	Expiry date	2011	Granted	Cancelled	Expired	Exercised		2012
$ 0.45	February 8, 2014	805,000	-	-	-	-		805,000
$ 0.70	September 3, 2014	315,000	-	-	-	(15,000)		300,000
$ 0.90	December 2, 2014	162,000	-	-	-	-		162,000
$ 0.90	July 11, 2015	118,000	-	-	-	-		118,000
$ 1.15	October 17, 2015	51,500	-	-	-	(50,000)		1,500
$ 1.90	November 21, 2015	90,000	-	-	-	-		90,000
$ 2.40	December 5, 2016	2,705,000	-	(30,000)	-	(230,000	)(1)	2,445,000
$ 2.25	March 15, 2017	-	170,000	-	-	-		170,000
$ 1.76	May 17, 2017	-	315,000	-	-	-		315,000
		4,246,500	485,000	(30,000)	-	(295,000)		4,406,500
Weighted average exercise price		$1.78	$1.93	$2.40	-	$2.10		$1.77
(1) Includes cashless exercise of 125,000 options.

		Balance					Balance
Exercise		December 31,					June 30,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2011
$ 0.90	January 5, 2011	125,000	-	-	-	(125,000)	-
$ 0.45	February 8, 2014	1,988,000	-	-	-	(952,000)	1,036,000
$ 0.45	February 29, 2012	160,000	-	-	-	(160,000)	-
$ 0.52	March 25, 2011	200,000	-	-	-	(200,000)	-
$ 0.70	September 3, 2014	965,000	-	-	-	(475,000)	490,000
$ 0.90	February 29, 2012	90,000	-	-	-	-	90,000
$ 0.90	December 2, 2014	337,500	-	-	-	(137,500)	200,000
$ 0.90	July 11, 2015	245,000	-	-	-	(121,500)	123,500
$ 1.15	October 17, 2015	105,000	-	-	-	(53,500)	51,500
$ 1.90	November 21, 2015	415,000	-	-	-	(300,000)	115,000
		4,630,500	-	-	-	(2,524,500)	2,106,000
Weighted average exercise price		$0.73	-	-	-	$0.76	$0.69

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

6.	Share capital – continued

As at June 30, 2012, all share options were fully vested. The weighted average remaining contractual life of the options outstanding as at June 30, 2012 is 3.67 years.

During the three and six months ended June 30, 2012, the Company recorded compensation expense for the fair value of share options of $202 (three months ended June 30, 2011 - $nil) and $340 (six months ended June 30, 2011 - $nil), respectively, for share options that were granted during the period.

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Risk-free interest rate	1.22%	-	1.24%	-
Expected life	1.96 years	-	1.95 years	-
Annualized volatility	66%	-	66%	-
Dividend rate	-	-	-	-

(d)	Warrants

The continuity of warrants for the six months ended June 30, 2012 and 2011 are as follows:

			Balance,				Balance,
	Exercise		December 31,				June 30,
Series	price	Expiry date	2011	Issued	Exercised	Expired	2012
Underwriters’ warrants	$4.20	April 12, 2013	316,250	-	-	-	316,250

			Balance,				Balance,
	Exercise		December 31,				June 30,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2011
SFPO(1) warrants	$0.90	Nov 17, 2011	6,315,650	-	(3,811,900)	-	2,503,750
Agent warrants	$0.90	Nov 17, 2011	548,996	-	(134,842)	-	414,154
Underwriters’ warrants	$4.20	April 12, 2013	-	316,250	-	-	316,250
			6,864,646	316,250	(3,946,742)	-	3,234,154
Weighted average exercise price			$0.90	$4.20	$0.90	-	$1.22
(1) Short Form Prospectus Offering (“SFPO”)

(e)	Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Earnings per share
Basic	$0.00	$0.02	$0.04	$0.08
Diluted	$0.00	$0.02	$0.04	$0.07

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net income for the period	$354	$2,501	$5,037	$9,510

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

6.	Share capital - continued

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Shares outstanding, beginning of period	137,590,919	125,583,666	137,408,912	119,913,766
Effect of share options exercised	-	210,420	132,533	1,606,255
Effect of warrants exercised	-	155,048	-	1,376,142
Effect of extinguishment of convertible notes	-	-	-	1,133,702
Effect of short form prospectus financing	-	4,991,758	-	2,509,668
Basic weighted average number of shares outstanding	137,590,919	130,940,892	137,541,445	126,539,533
Effect of dilutive share options	982,596	1,795,804	1,052,137	2,316,412
Effect of dilutive warrants	-	3,574,732	-	3,932,412
Diluted weighted average number of shares outstanding	138,573,515	136,311,428	138,593,582	132,788,357

For the three and six months ended June 30, 2012 there were 2,931,250 (three and six months ended June 30, 2011 – 316,250) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented because the effect of including these shares would be anti-dilutive.

(f)	Shareholder Rights Plan

On April 17, 2012, the Board of Directors approved the adoption of a new Shareholder Rights Plan (the “2012 Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. The 2012 Plan was ratified by the shareholders of the Company at the June 28, 2012 annual and special general meeting of shareholders and became immediately effective after the expiration of the previous plan on June 29, 2012. The 2012 Plan maintains the same terms and conditions as the previous plan and will continue until the annual and special general meeting of shareholders in 2016.

To implement the 2012 Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on June 29, 2012. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the 2012 Plan. Under the 2012 Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

7.	Finance costs

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Interest accretion on convertible loan notes	$-	$-	$-	$239
Lease interest	2	3	5	21
Accretion on reclamation and remediation provision	7	13	14	23
Interest expense	-	8	-	8
	$9	$24	$19	$291

8.	Related party transactions

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Consulting fees paid or accrued to companies controlled by directors of the Company	$92	$188	$872	$367
Consulting fees paid or accrued to companies controlled by officers of the Company	-	39	-	93
Director fees paid or accrued	59	-	95	-
Consulting fees paid or accrued to a company with a common director of the Company	2	-	34	-
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	21	21	43
	$153	$248	$1,022	$503

As at June 30, 2012, $32 (December 31, 2011 - $42) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $69 (December 31, 2011 - $24) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2012 and 2011 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Short-term benefits (i)	$573	$592	$1,177	$1,161
Termination benefits (ii)	-	-	676	-
Share-based payments	96	-	96	-
	$669	$592	$1,949	$1,161

(i)	Short-term benefits include salaries and benefits, consulting and management fees.
(ii)	Payment made to an executive and director in connection with his retirement and resignation from the board of directors.

The Company is committed to making severance payments amounting to approximately $2,675 to certain officers and management in the event that there is a change of control of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

9.	Commitments

As of June 30, 2012, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Drilling services	$1,045	$862	$183	$-
Operating lease payments(1)	1,621	574	902	145
Equipment purchases with third party vendors	764	764	-	-
Environmental program(2)	32	32	-	-
Total commitments	$3,462	$2,232	$1,085	$145

(1)	Lease payments are recognized as an expense in the period.
(2)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

10.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and two corporate segments, one located in Canada and the other in Mexico. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segments provide financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
Three months ended June 30, 2012
External mineral sales	$10,335	$4,104	$-	$14,439	$-	$14,439
Income (loss) before income taxes	2,922	881	(1,165)	2,638	(2,166)	472
Net income (loss) for the period	2,922	881	(1,283)	2,520	(2,166)	354

June 30, 2012
Total assets	$43,910	$23,774	$8,020	$75,704	$35,013	$110,717

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
Three months ended June 30, 2011
External mineral sales	$4,066	$4,494	$-	$8,560	$-	$8,560
Income (loss) before income taxes	2,326	1,602	(215)	3,713	(1,069)	2,644
Net income (loss) for the period	2,235	1,550	(215)	3,570	(1,069)	2,501

December 31, 2011
Total assets	$34,101	$21,888	$6,706	$62,695	$40,249	$102,944

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

10.	Operating segments - continued

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
SIx months ended June 30, 2012
External mineral sales	$20,188	$7,876	$-	$28,064	$-	$28,064
Income (loss) before income taxes	8,328	1,687	1,593	11,608	(4,505)	7,103
Net income (loss) for the period	8,328	1,687	(473)	9,542	(4,505)	5,037

June 30, 2012
Total assets	$43,910	$23,774	$8,020	$75,704	$35,013	$110,717

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
SIx months ended June 30, 2011
External mineral sales	$14,750	$9,270	$-	$24,020	$-	$24,020
Income (loss) before income taxes	8,793	3,845	(262)	12,376	(2,644)	9,732
Net income (loss) for the period	8,627	3,789	(262)	12,154	(2,644)	9,510

December 31, 2011
Total assets	$34,101	$21,888	$6,706	$62,695	$40,249	$102,944

For the three and six months ended June 30, 2012 and 2011, the Company had revenue from the following product mixes:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Silver	$10,567	$6,675	$21,151	$19,771
Gold	4,505	1,344	8,117	3,528
Zinc	501	472	976	994
Lead	427	484	779	996
Copper	-	-	-	7
Ore processing revenues	155	204	306	350
Smelting and refining charges	(1,716)	(619)	(3,265)	(1,626)
	$14,439	$8,560	$28,064	$24,020

For the three and six months ended June 30, 2012 and June 30, 2011, the Company had four customers that accounted for the majority total revenues as follows:

		Three months ended June 30,		Six months ended June 30,
Customer	Segment	2012	2011	2012	2011
Customer C	Guanajuato	$7,219	$-	$9,016	$-
Customer A	Guanajuato	3,160	-	8,244	-
Customer B	Topia	3,884	4,491	7,692	9,208
Customer D	Guanajuato	20	4,069	1,736	14,812
Customer B	Guanajuato	1	-	1,070	-
Other customers		155	-	306	-
		$14,439	$8,560	$28,064	$24,020

The trade accounts receivable balance of $14,275 at June 30, 2012 (December 31, 2011 – $11,180) relates to three customers (note 3).